Exhibit (n)

Consent of Independent Registered Public Accountants

We hereby consent to the use in this Registration Statement on Form N-2 of our report dated June 14, 2005, relating to the accompanying balance sheet of Apollo Investment Corporation (the “Company”) as of March 31, 2005, including the schedule of investments, and the related statements of operations for the period April 8, 2004 (commencement of operations) through March 31, 2005, and of stockholders’ equity, and the statement of cash flows for the period April 8, 2004 (commencement of operations) through March 31, 2005, which appears in such Registration Statement. We also consent to the references to us under the headings “Independent Registered Public Accountants” and “Report of Independent Registered Public Accounting Firm”.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 20, 2005